Mail Stop 3720

May 17, 2006

Mr. Victor Z. Li
Chief Financial Officer
Telecom Communications, Inc.
Suites 2412-13 Shell Tower, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

> **Re**: **Telecom Communications, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 5, 2006**
>
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 333-62236**

Dear Mr. Li:

We have reviewed your supplemental response letter dated May 8, 2006 as well as your filings and have the following comments. As noted in our comment letter dated March 24, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-QSB for the Quarter Ended December 31, 2005

5. Stock Transactions, page 7

1. Refer to your response to comment 6 and tell us whether the stock issued to your Chief Financial Officer and two consultants was fully vested at the issuance dates of November 16, 2005 and December 20, 2005 respectively. If so, tell us whether these persons are required to return the stock (or pay a penalty in cash) if they do not perform the services over the two year period as specified in the employment and consulting contracts.

Form 10-QSB for the Quarter Ended March 31, 2006

5. Stock Transactions, page 11

2. Your response to comment 6 seems to indicate that you will amortize the value of the stock issued to your Chief Financial Officer over the two year period specified in the contract. However, your disclosure in this footnote seems to indicate that you expensed the entire value of this stock upon issuance. Please clarify for us in your response letter this apparent discrepancy and explain to us your GAAP basis for your accounting treatment.

6. Income Taxes, page 11

3. Your response to comment 4 seems to indicate that you do not believe a provision for income taxes in China is necessary because you conduct your business directly with BVI companies. However, your disclosure in this footnote seems to indicate that you do not believe a tax provision is necessary because your subsidiaries are fully exempted from PRC enterprise income tax for two years starting from the first profit making-year. Please tell us in your response letter and expand your disclosure to clearly indicate which situation above causes you to believe that no income tax provision is necessary. If the former, please revise to include a disclosure here or within MD&A similar to the one proposed in your response to comment 4, including quantification of the amount of taxes that could be owed and penalties that could be assessed. If the latter, please disclose what your 1st profit making year was and when you anticipate having to begin paying taxes.

10. Restatement of Prior Interim Condensed Financial Statements – March 31, 2005, page 13

4. Refer to your Restatement of Interim Statement of Operation and Comprehensive Loss tables on pages 14 and 15 and tell us why you restated to record stock-based compensation expense for the three and six months ended March 31, 2005. In this regard, we note in your Stock Transactions footnote on page 11 that your stock issuances all occurred during fiscal year 2006. If you issued stock as compensation during the six month period ended March 31, 2005, please discuss the issuance(s) within the Stock Transactions footnote on page 11 or within this restatement footnote.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director